UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      001-09601

K-V PHARMACEUTICAL COMPANY

(Exact name of registrant as specified in its charter)

16640 Chesterfield Grove Rd., Suite 200

Chesterfield, MO 63005

(314) 645-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share1

Class B Common Stock, par value $0.01 per share1

7% Cumulative Convertible Preferred Stock, par value $0.01 per share1

12% Senior Secured Notes due 20151

2.5% Contingent Convertible Subordinated Notes due 20331

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:           0

Pursuant to the requirements of the Securities Exchange Act of 1934 K-V Pharmaceutical Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Gregory J. Divis
Gregory J. Divis President and Chief Executive Officer
Date: April 9, 2014

1 As more fully described in the Current Report on Form 8-K filed by K-V Pharmaceutical Company on September 23, 2013, these securities were cancelled in accordance with the Sixth Amended Joint Chapter 11 Plan of Reorganization of K-V Pharmaceutical Company and certain of its wholly-owned domestic subsidiaries (the “Plan”), effective September 16, 2013. In accordance with the Plan, the reorganized K-V Pharmaceutical Company issued certain shares of a new class of common stock, par value $0.01 per share to a limited number of institutional investors in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended.